                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 11-K



                   [X] ANNUAL REPORT PURSUANT TO SECTION 15(d)
              OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

                   For the fiscal year ended December 31, 1999

                                       OR

                 [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d)
            OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

             For the transition period from            to
                                            ----------    ----------

                        Commission File Number: 333-63769

                        COMMUNITY SHORES BANK 401(K) PLAN

                        COMMUNITY SHORES BANK CORPORATION
                              1030 W. NORTON AVENUE
                            MUSKEGON, MICHIGAN 49441
                                 (231) 780-1850




















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



                         REPORT OF INDEPENDENT AUDITORS


Plan Administrator of
  Community Shores Bank 401(k) Plan
Muskegon, Michigan


We have audited the accompanying statement of net assets available for benefits of the Community Shores Bank 401(k) Plan ("the Plan") as of December 31, 1999 and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1999, and the changes in net assets available for benefits for the year then ended in conformity with generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes at end of year is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements as a whole.



                                                 Crowe, Chizek and Company LLP
Grand Rapids, Michigan
May 17, 2000






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                                                                              1.

                        COMMUNITY SHORES BANK 401(K) PLAN
                 STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
                                December 31, 1999

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

ASSETS
     Investments, at fair value
         Pooled separate accounts                                                $     231,732

     Receivables
         Employer contribution                                                             942
         Participant contributions                                                       1,580
                                                                                 -------------
                                                                                         2,522
                                                                                 -------------
NET ASSETS AVAILABLE FOR BENEFITS                                                $     234,254
                                                                                 =============


























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                 See accompanying notes to financial statements.

                                                                              2.

                        COMMUNITY SHORES BANK 401(K) PLAN
            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                          Year ended December 31, 1999

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

ADDITIONS TO NET ASSETS ATTRIBUTABLE TO:
     Investment income
         Net investment gain from pooled
           separate accounts                                                     $    47,209
                                                                                 -----------

         Total investment income                                                      47,209
                                                                                 -----------


     Contributions
         Employer                                                                     46,158
         Participants                                                                142,141
                                                                                 -----------
                                                                                     188,299

Total additions                                                                      235,508

DEDUCTIONS FROM NET ASSETS ATTRIBUTABLE TO:
     Investment management expenses                                                    1,254
                                                                                 -----------
         Total deductions                                                              1,254
                                                                                 -----------

NET INCREASE                                                                         234,254

Net assets available for benefits
     Beginning of year                                                                     0
                                                                                 -----------

     End of year                                                                 $   234,254
                                                                                 ===========










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                See accompanying notes to financial statements.

                                                                              3.

                        COMMUNITY SHORES BANK 401(K) PLAN
                          NOTES TO FINANCIAL STATEMENTS
                                December 31, 1999

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NOTE 1 - DESCRIPTION OF PLAN

The following description of the Community Shores Bank 401(k) Plan (the Plan) is provided for general information purposes only. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General: The Plan was established by the plan sponsor, Community Shores Bank (the Bank), effective January 1, 1999. The Bank acts as trustee for the Plan assets. The Plan is a defined contribution plan which covers all employees who have completed six months of service and attained the age of 21. The Plan has a contributory 401(k) portion based on elective contributions from participants in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions: Elective deferrals by participants under the 401(k) provisions are based on a percentage of their compensation as defined in the Plan agreement which are subject to certain limitations. Employees also may rollover account balances from other plans into their account. The Bank may, at the sole discretion of the Board of Directors, contribute to each participant's account a matching contribution which is a percentage of the participant's elective contribution for the year. For 1999, the Bank made matching contributions equal to 75% of the first 6% of the compensation deferred by each 401(k) participant subject to certain limitations as specified in the Plan agreement.

Participant Accounts: Each participant's account is credited with the participant's contributions and allocation of (a) the Bank's contributions and
(b) Plan earnings. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the aggregate of the participants' deferrals and rollovers and employer matching contributions. Investment management service fees are paid by the participant and netted against investment earnings.

Investment options: Participants may direct, on a quarterly basis, the trustee to invest their elective 401(k) contributions as well as employer matching contributions to the Plan in any of the available investment options. Participants can individually determine their investment options based on desired level of risk and return for all contributions (employer and employee) to the Plan.












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                                                                              4.

                        COMMUNITY SHORES BANK 401(K) PLAN
                          NOTES TO FINANCIAL STATEMENTS
                                December 31, 1999

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NOTE 1 - DESCRIPTION OF PLAN (Continued)

Retirement, Death and Disability: A participant is entitled to 100% of his or her account balance upon retirement, death or disability while employed.

Vesting: Participants are immediately vested in their elective contributions and employer contributions plus actual earnings thereon.

Payment of Benefits: On termination of service due to death, disability, or retirement, a participant or his or her beneficiary may elect to receive the vested portion in the participant's account in a lump-sum amount.

Expenses: Substantially all administrative expenses are paid by the Plan sponsor. Investment management service fees are paid by the participant.


NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Investment Valuation and Income Recognition: Investments are stated at fair value, using quoted market prices. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires the plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures, and actual results may differ from these estimates. It is at least reasonably possible that a significant change may occur in the near term for the estimates of investment valuation.

New Accounting Standard: During 1999, the Plan adopted the requirements of the American Institute of Certified Public Accountants Statement of Position 99-3, Accounting and Reporting of Certain Defined Contribution Plan Investments and Other Disclosure Matters.


NOTE 3 - PLAN TERMINATION

Although it has not expressed any intent to do so, the Bank has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA and its related regulations.






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                                  (Continued)

                                                                              5.

                        COMMUNITY SHORES BANK 401(K) PLAN
                          NOTES TO FINANCIAL STATEMENTS
                                December 31, 1999

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NOTE 4 - INVESTMENTS

The following presents investments that represent 5 percent or more of the Plan's net assets at year-end.


                                                                         December 31,
                                                                            1999
                                                                            ----

         Manulife Growth and Income Fund, 552 shares                     $   21,180
         Manulife Index Stock Fund, 54 shares                                40,315
         Manulife Growth Opportunities Fund, 649 shares                      44,347
         Manulife Science and Technology Fund, 1,110 shares                 107,477



NOTE 5 - PARTY-IN-INTEREST TRANSACTIONS

Parties-in-interest are defined under Department of Labor (DOL) regulations as any fiduciary of the Plan, any party rendering service to the Plan, the employer, and certain others. Professional fees for the administration and audit of the Plan are paid by the Bank.

All Plan investments are shares of pooled separate accounts managed by Manulife Financial. Manulife Financial is the custodian as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan for investment management services amounted to $1,254 for the year ended December 31, 1999.


NOTE 6 - TAX STATUS

The Internal Revenue Service has determined and informed the Bank by a letter dated April 14, 1999, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). Management of the Plan believes the Plan is being operated in accordance with the terms of the Plan document.








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                                   (Continued)
                                                                              6.

                        COMMUNITY SHORES BANK 401(K) PLAN
         SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT END OF YEAR
                                December 31, 1999

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Attachment to Form 5500, Schedule H, Part IV, Line 4i
Name of plan sponsor:  Community Shores Bank
Employer identification number:  38-3438092
Three-digit plan number:  001


                         (B)
                 Identity of Issuer,                        (C)                                            (E)
                  Borrower, Lessor,              Description of Investment                  (D)           Current
(A)               or Similar Party                 (Share or Par Value)                    Cost            Value
---               ----------------                 --------------------                    ----            -----

*        Manulife Money Market Fund                             11 shares                              $      1,062
*        Manulife High-Quality Bond Fund                        84 shares                                    11,312
*        Manulife Growth and Income Fund                       552 shares                                    21,180
*        Manulife Index Stock Fund                              54 shares                                    40,315
*        Manulife Growth Opportunities Fund                    649 shares                                    44,347
*        Manulife International Stock Fund                     241 shares                                     6,039
*        Manulife Science and Technology Fund                1,110 shares                                   107,477



*  Denotes party-in-interest



















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                                                                              7.

                                   SIGNATURES

    Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                            COMMUNITY SHORES BANK 401(K) PLAN

    Date:  June 27, 2000                    /s/ Tracey A. Welsh
                                            -----------------------------------
                                            Tracey A. Welsh
                                            VP; Controller Community Shores Bank
                                            Plan Trustee

                                 Exhibit Index
                                 -------------

Exhibit No.               Description
-----------               -----------
    23                    Consent of Independent Public Accountants